OMB APPROVAL	
OMB Number: 3235-0060	
Expires: April 30, 2009	
Estimated average burden hours per response: 38	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): July 10, 2006

POWERCOLD CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Nevada	**33-19584**	**23-2582701**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

115 Canfield Road La Vernia, Texas	**78121**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **830 779-5223**

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SEC 873 (5-06) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Item 4.02.   Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

a. On January 10, 2006, we disclosed in a Form 8-K that we disposed of all of our interest in PowerCold ComfortAir Solutions, Inc., a wholly owned subsidiary company doing business in Florida ("PCS"), effective December 31, 2005.

    On March 14, 2006 we filed a Form 8-K stating that our independent auditors notified us that the Company's 2005 Forms l0-Q for the periods ended March 31, 2005, June 30, 2005 and September 30, 2005 contained certain errors and material departures, attributable to PCS.

    Subsequently, as part of managements' internal investigation of PCS, we determined that there were additional errors in the accounting and further corrections will be required to the 2004 and 2005 financial statements. These findings were forwarded to Williams & Webster, P.S. our independent company auditors.

b. On July 6, 2006, Williams & Webster, P.S. our independent company auditors, notified us that they had determined that certain audit evidence provided to them during the audit of PowerCold Corporation's December 31, 2004 financial statements was both misleading and incorrect. As a result of their past reliance on this information, they believe that the prior filed financial statements are unreliable for the years ending December 31, 2005 and 2004 and have withdrawn their audit reports for the years then ended. We believe that this information is directly attributed to the accounting functions of the former subsidiary, PowerCold ComfortAir Solutions, Inc.

    We will amend financial statements for the periods ending December 31, 2004 and December 31, 2005 respectively, to be filed via amendment to our Form 10-K's for years ended December 31, 2005 and 2004. As of the date of this filing, our auditors have not provided us with a date when they expect to complete additional audit procedures on the amended financial statements for the years ended December 31, 2004 and 2005.

    We have discussed the matters disclosed in this Current Report on Form 8-K pursuant to this Item 4.02(a) with our independent registered public accounting firm, Williams & Webster, P.S.

c. We have provided our independent auditors with a copy of this Form 8-K for review and have requested the independent auditors to provide a letter to the commission stating the auditor's agreement or disagreement with this filing under Item 4.02 filed as exhibit 7.2 is the letter from Williams & Webster, P.S. dated July 10, 2006 concerning their review under Item 4.02c.

Item 9.01.   Financial Statements and Exhibits

7.1   Letter from Williams & Webster, P.S. dated July 6, 2006 to the Board of Directors
7.2   Letter from Williams & Webster, P.S. dated July 10, 2006 to the Securities and Exchange Commission

SIGNATURES

FORM 8-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

POWERCOLD CORPORATION

/s/ Francis L. Simola

_____

Francis L. Simola
Chairman and CEO

Date: July 10, 2006



Williams & Webster, P.S.
Certified Public Accountants & Business Consultants

July 6, 2006

Mr. Frank Simola
President and Chairman of the Board
And the Board of Directors
PowerCold Corporation
P. O. Box 1239
115 Canfield Road
La Vernia, Texas 78121

Delivered via Fax and E-mail: (215) 248-2954
                                     Frank.simola@verizon.net

Dear Mr. Simola:

As of July 6, 2006, we have determined that certain audit evidence provided to us during the audit of PowerCold Corporation's December 31, 2004 financial statements was both misleading and incorrect. As a result of our past reliance on this information, we believe that the prior filed financial statements are unreliable. We therefore are officially withdrawing our audit reports for PowerCold's financial statements for calendar 2004 and 2005 until additional subsequent audit procedures can determine the validity of the information. We believe that total contract revenue is overstated because of improper revenue recognition under the Company's percentage of completion calculations concerning $2,700,000 in contract revenue recognized in 2004. Furthermore, we believe that the inappropriately booked revenue will have substantial effects upon accounts receivable, allowance for bad debts, accounts payable and billings in excess of costs. We believe that the Company's net loss is therefore understated by approximately $500,000.

The 2005 year-end financials of PowerCold had the following accounts overstated: accounts receivable; accounts payable; allowance for bad debts; and loss on disposal of discontinued operations. Since the disposal of the subsidiary, PowerCold ComfortAir Solutions, Inc., was treated as discontinued operations, the losses in 2005 would have been overstated.

The above are estimates based upon new information concerning the existence and reporting issues of two contracts reported in 2004, and this information is subject to change based upon additional investigations. We believe that confirmations previously received and related representations concerning at least two contracts were materially

Members of Private Companies Practice Section, SEC Practice Section, AICPA and WSCPA
Bank of America Financial Center • 601 W. Riverside, Suite 1940 • Spokane, WA 99201
Phone (509) 838-5111 • Fax (509) 838-5114 • www.williams-webster.com

inaccurate and misleading. We are compelled to withdraw our reports for 2004 and 2005 as the auditors of the Company until such time that corrected and restated financial statements may be filed. If the corrected financial statements cannot be filed in a timely manner, we will consider the need to withdraw as the Company's auditors.

It is imperative that the preceding information be discussed by the Board of Directors and that the appropriate notices on Form 8-K be filed by the Company by July 10, 2006. Please contact us immediately about this matter and any issues concerning the withdrawal of our reports. We will need your responses to this letter and we will need to review the Form 8-K and any associated filings prior to being filed. We may also need to prepare a letter agreeing with the information as filed.

Very truly yours,

/s/ Williams & Webster, P.S.

Williams & Webster, P.S.

Copies faxed and e-mailed to:
Gray Hofer-Acting Chief Financial Officer   (210) 545-7503, mfgassist@sbcglobal.net
Charles Cleveland-Counsel   (509) 326-1872, clevelaw@my180.net

Copies mailed to the following Directors:

Mr. Joseph C. Cahill, c/o PowerCold
Mr. Robert W. Yoho, c/o PowerCold



Williams & Webster, P.S.
Certified Public Accountants & Business Consultants

July 10, 2006

Securities and Exchange Commission
450 Fifth Street SW
Washington, DC 20549

Re: PowerCold Corporation
    Commission File Number 33-19584

Dear Sirs:

We are in agreement with the statements made by the above registrant in its Form 8-K dated July 10, 2006 concerning the non-reliance on previously issued financial statements and the withdrawal of our audit report for the years ended December 31, 2005 and 2004.

Sincerely,

/s/ Williams & Webster, P.S.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington

Members of Private Companies Practice Section, SEC Practice Section, AICPA and WSCPA
Bank of America Financial Center • 601 W. Riverside, Suite 1940 • Spokane, WA 99201
Phone (509) 838-5111 • Fax (509) 838-5114 • www.williams-webster.com